FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Mexican Economic Development, Inc.
(Translation of Registrant’s Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   x   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes        No    x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Investors Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint Elosúa
(52) 818 328 6202
jtouelo@femsa.com.mx

FEMSA initiates legal action to preserve its minority shareholder rights in its United States Joint Venture with Interbrew Subsidiary Labatt

Monterrey, México - March 12, 2004 - FEMSA announced today that its United States subsidiary, Wisdom Import Sales Co. (“Wisdom”), has commenced litigation in the United States District Court for the Southern District of New York, in Manhattan, against Interbrew, Labatt Brewing Company Limited (“Labatt”), and certain of their affiliates.

The litigation seeks to enjoin certain aspects of the transaction announced on March 3, 2004 by Interbrew and the Brazilian brewer AmBev, including those parts of the transaction that involve a transfer of the majority interest in the limited liability company that governs the United States joint venture between FEMSA subsidiary FEMSA Cerveza and Interbrew subsidiary Labatt.

It is FEMSA’s position that Wisdom’s minority shareholder rights will be imminently violated because, among other things, the transfer of ownership is scheduled to occur in connection with the announced transaction, but without the required approval of Wisdom or its directors on the board of the joint venture company.

FEMSA found it necessary to take this legal action in order to preserve Wisdom’s rights as the holder of the minority interest in the joint venture company.

###

FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 2,750 stores.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2004	Fomento Económico Mexicano S.A. de C.V. By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning